Exhibit 22


INTERNATIONAL PREMIUM ROYALTIES LTD
Union Chambers, Victoria Street, Douglas. ISLE OF MAN 1M1 2LD
Tel: 01624 639 000                          Fax: 01624 612138



28th December 2001

T.G. Wilmot,
President
Skynet Telematics Inc.,
259 City Road
LONDON EC1



Dear Mr Wilmot,
                                  Netking Ltd.

Further to our telephone conversation, we confirm that we will buy Skynet's entire shareholding in Netking Ltd., and underwrite (take full responsibility for) all of the assets and liabilities as they currently stand and on going from this day onwards, except in relation to the intercompany loan which Skynet Telematics Inc. agrees to write off as part of this sale agreement. In addition we will receive all intellectual property rights to telematics products designed or owned by Netking Ltd. We confirm that we have been informed that Skynet Ltd., will be put into liquidation and we accept this risk.

We will pay US$100 (one hundred US dollars) for this shareholding. Please reduce the amount currently due to International Premium Royalties Ltd., by US$100 in full and final settlement of this purchase transaction.

Please sign below agreeing to this transaction.

Yours faithfully,





Susan Gillespie
For and on behalf of International Premium Royalties Ltd.



I, Tomas George Wilmot, President of Skynet Telematics Inc, do herewith confirm my agreement to the immediate sale of Skynet's entire holding in Netking Ltd., to International Premium Royalties Ltd.


Signed..................................................Dated...................